Filed by Revolution Acceleration Acquisition Corp pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Revolution Acceleration Acquisition Corp

Commission File No.: 001-39768

The following is the transcript of an interview with John K. Delaney made available on the TD Ameritrade Network on March 10, 2021.

Nicole: Showtime. Revolution Acceleration Acquisition Corp is set to combine with Berkshire Grey in a SPAC deal announced last month and John Delaney is joining us CEO, Revolution Acceleration Acquisition Corp. John give us the background here and what we can expect? Why now tell us about this deal?

John: The SPAC that I've done with Steve Case we purchased or announced our business combination with Berkshire Grey which is a company that's enabling the supply chain to automate. So, it's a huge deal.

Nicole: So, tell me more about that. Yeah, I mean this is a big opportunity for delivery for e-commerce right and this is the time of e-commerce. No doubt during the pandemic we found that out, I mean this couldn't be a better time, right?

John: Yes, a simple way of thinking about it is e-commerce is exploding as we all know, and consumers are going to want 100,000 items delivered same day in the near future. The only way for e-commerce companies to make that happen is to automate the whole kind of supply chain fulfillment center. Amazon has been doing this for 10 years. They bought a robotics company about 10 years ago and have invested tens of billions of dollars in automating their supply chain. What's happening now is for the other companies to stay competitive with Amazon have to make massive investments in automating the supply chain. We believe Berkshire Grey’s solutions are best in class and are essential for all the other companies to automate and compete with Amazon. Which is why their pipeline has really exploded in the last year from a little over $100,000,000 when they first launched and came out of stealth mode to $1.7 billion today. They're doing business with all the right kind of anchor customers. They're getting repeat orders from them and we think Berkshire Gray is going to be a very important and big company. Because it's going to enable all the companies other than Amazon to compete with Amazon by automating the supply change and meeting the extraordinary demand we're seeing in e-commerce.

Nicole: Yeah, no doubt. I mean people have become very comfortable with getting a lot and getting it fast and cheaply on top of it don’t forget that element. So, when is this deal supposed to close based on what you're seeing now? I heard second quarter but tell me more details there. Right now, we're looking at the ticker symbol RAAC, but will the symbol also change, what should be we expect?

John: The company will be called Berkshire Grey which is our target. The SPAC, Revolution Acceleration we only raised it in early December and the stock’s a partnership between myself and Steve Case. You know Steve is obviously most famous as the founder of AOL. I started two companies and took them public and then served in government. So, we came together to form this SPAC to buy a company that was benefiting from the acceleration of trends that are occurring in our economy. We found a terrific target early in Berkshire Grey. Berkshire Gray was backed by terrific venture capitalists like Khosla Ventures, none of whom are selling any stock in this deal. We announced our business combination 2 weeks ago and we will look to close in the second quarter.

Nicole: Ah, so that's still on track and then providing over $400,000,000 in cash at this time, is that what you're doing at this point?

John: Yeah, we have $288 million in our SPAC, then we have a committed pipe for $160,000,000 and the company had about $100,000,000 of cash on the balance sheet. So, the business plan of Berkshire Grey is fully funded and again Berkshire Grey has already got their systems installed in companies like Walmart and FedEx and Target and they're seeing great growth with those customers and they're expanding all over the world to automate the supply chain. Only about 5% of warehouses in the United States are currently automated. We believe it's about a $280 billion market opportunity so we're in the very early innings of warehouse automation and if we're ever going to meet the demands, we’re seeing in e-commerce we have to really completely automate the supply chain. Berkshire Grey’s AI enabled these are really smart software AI enabled robots we think are best in class. Which is why we think it's going to be the leader in this industry.

Nicole: It's amazing. Is there anything like it that we can understand because you're talking about partnerships that they already have great ones at that, Target, Walmart, TJ Maxx, and FedEx. Those are huge partnerships already and obviously as Steve Case has his own name in his own right, because of his AOL past and his businesses and entrepreneurs and is a respected businessman. How can we better understand how this AI works to move e-commerce forward?

John: It's a great question because we think the only company that has anything like Berkshire Grey has maybe Amazon. But we think Berkshire Grey’s solutions are more advanced than Amazon. But again, Amazon bought a robotics company about 10 years ago and has been investing 10s of billions of dollars in this stuff, so they've automated a lot. Berkshire Grey’s solutions allow other companies to do it and really what it is, is an integrated solution. So, they have these AI enabled robots to pick items and see and use vision technology. To actually pick items, sort them, put them in mobile robots that move around the factory floor. It's like a big orchestration of multiple robots working together, linked with proprietary software that makes the whole thing work better. So, Berkshire Grey it’s not like they sell a component or an individual robot and say here buy our robot in and take a look at the instructions. What they do is they deliver a solution that has multiple robots working together and that's what's unique about the company.

Nicole: Yeah, it's amazing because you have to wonder can the robots really move around the warehouse faster than the people. Because we've heard 1001 stories about folks working at Amazon and some very proud of the work that they do and others complaining about how long they are on their feet and all of that. I mean it takes away at least the labor question mark, right.

John: Yeah exactly. So, this is the thing all of Berkshire Grey’s customers are hiring huge numbers of people. So, all their customers are growing very rapidly, and they can’t get workers. So, what Berkshire Grey’s solutions allow these companies to do is kind of automated jobs that people don't want to do. The workers they do bring in because they have a shortage of workers, they can upskill them and give them the jobs they want. So, we think it works perfectly because there is a shortage of workers that companies can't hire them, the companies are growing really fast. These solutions allow them to take the workers they can hire, upskill them, and give them better jobs at better pay.

Nicole: So, this is where I'm going to end it here for now, because we're really excited. I want you to come back and give us some updates as this goes forward, particularly in the second quarter. RAAC is your current ticker symbol and I guess they'll be a different ticker symbol right; I mean that's what we should watch for, right obviously?

John: It'll Berkshire Grey and I don't think we've got ticker yet.

Nicole: OK got it, it will be Berkshire Grey we’ll watch for that, thank you. That's how we'll continue to get some news updates. John thank you, good conversation. John Delaney, CEO, Revolution Acceleration Acquisition Corp. Thanks for joining us on the show.

IMPORTANT LEGAL INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions between Berkshire Grey, Inc., a Delaware corporation (“BG”) and Revolution Acceleration Acquisition Corp, a Delaware corporation (“RAAC”). Forward-looking statements may be identified by the use of the words such as “ estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between BG and RAAC, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of RAAC’s and BG’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of RAAC and BG. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of RAAC’s securities, (ii) the risk that the proposed transaction may not be completed by RAAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RAAC, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the stockholders of RAAC, the satisfaction of the minimum trust account amount following redemptions by RAAC’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the lack of a third party valuation in determining whether or not to pursue the proposed transactions, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the amount of redemption requests made by RAAC’s public stockholders, (viii) the effect of the announcement or pendency of the proposed transaction on BG’s business relationships, operating results and business generally, (ix) risks that the proposed transaction disrupts current plans and operations of BG and potential difficulties in BG customer and employee retention as a result of the proposed transaction, (x) risks relating to the uncertainty of the projected financial information with respect to BG, (xi) risks relating to increasing expenses of BG in the future and BG’s ability to generate revenues from a limited number of customers, (xii) risks related to BG generating the majority of its revenues from a limited number of products and customers, (xiii) the passing of new laws and regulations governing the robotics and artificial intelligence industries that potentially restrict BG’s business or increase its costs, (xiv) potential litigation relating to the proposed transaction that could be instituted against BG, RAAC or their respective directors and officers, including the effects of any outcomes related thereto, (xv) the ability to maintain the listing of RAAC’s securities on The Nasdaq Stock Market LLC, either before or after the consummation of the business combination, (xvi) the price of RAAC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RAAC plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting RAAC’s business and changes in the combined capital structure, (xvii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xviii) unexpected costs, charges or expenses resulting from the proposed transaction, (xix) risks of downturns and a changing regulatory landscape and (xx) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RAAC’s registration statement on Form S-1 (File No. 333-250850) (the “Form S-1”), the registration statement on Form S-4 discussed below (when it becomes available) and other documents filed by RAAC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither RAAC nor BG presently know or that RAAC and BG currently believe are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RAAC’s and BG’s expectations, plans or forecasts of future events and views as of the date of this document. RAAC and BG anticipate that subsequent events and developments will cause RAAC’s and BG’s assessments to change. While RAAC and BG may elect to update these forward-looking statements at some point in the future, RAAC and BG specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing RAAC’s and BG’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither RAAC nor BG gives any assurance that either RAAC or BG, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Additional Information and Where to Find It

This document relates to the proposed business combination between RAAC and BG (the “Business Combination”). RAAC intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary proxy statement to be distributed to holders of RAAC’s common stock in connection with RAAC’s solicitation of proxies for the vote by RAAC’s stockholders with respect to the Business Combination. After the registration statement has been filed and declared effective, RAAC will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the Business Combination and the other proposals regarding the Business Combination set forth in the registration statement. RAAC may also file other documents with the SEC regarding the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT / PROSPECTUS, WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The documents filed by RAAC with the SEC, including the preliminary proxy statement / prospectus, when available, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RAAC may be obtained free of charge upon written request to RAAC at 1717 Rhode Island Ave NW, Suite 1000, Washington, DC 20036, Attn: Investor Relations.

Participants in the Solicitation

RAAC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of RAAC in connection with the proposed transaction under the rules of the SEC. RAAC’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of RAAC in RAAC’s Form S-1 as well as its other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of RAAC’s stockholders in connection with the proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed Business Combination (if and when they become available) . You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by RAAC will also be available free of charge from RAAC using the contact information above.

No Offer or Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of RAAC, BG or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

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